Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$6,779	$7,843	$7,041	$6,683	$5,954
Add:
Interest and other fixed charges, excluding capitalized interest	50	35	44	57	55
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	190	199	199	188	196
Distributed income of investees accounted for under the equity method	6	14	7	7	6
Amortization of capitalized interest	4	4	3	2	1
Less:
Equity in earnings of investments accounted for under the equity method	16	16	16	14	14
Total earnings available for fixed charges	$7,013	$8,079	$7,278	$6,923	$6,198
Fixed charges:
Interest and fixed charges	$76	$69	$74	$86	$79
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	190	199	199	188	196
Total fixed charges	$266	$268	$273	$274	$275
Ratio of earnings to fixed charges	26.36x	30.15x	26.66x	25.27x	22.54x

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